EXHIBIT 99.7

James Hardie Industries N.V.

and

Subsidiaries

Financial Report

31 December 2002

Item 1. Financial Statements

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	(Millions of US Dollars)		(Millions of Australian Dollars)

	31 December	31 March	31 December	31 March
	2002	2002	2002	2002

	(Unaudited)		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$109.5	$31.1	A$193.4	A$58.5
Accounts and notes receivable, net of allowance for doubtful accounts of $0.9 million (A$1.6 million) and $0.7 million (A$1.3 million) as of 31 December and 31 March 2002, respectively	77.7	80.3	137.2	151.0
Inventories	60.2	65.4	106.3	123.0
Refundable income taxes	—	9.9	—	18.6
Prepaid expenses and other current assets	4.8	7.2	8.5	13.5
Deferred tax assets	23.6	22.6	41.7	42.5
Net current assets — discontinued operations	—	21.6	—	40.6

Total current assets	275.8	238.1	487.1	447.7
Long-term receivables	3.6	5.5	6.4	10.3
Investments	6.6	6.7	11.7	12.6
Property, plant and equipment, net	496.1	451.0	876.0	848.2
Intangible assets, net	3.3	3.6	5.8	6.8
Prepaid pension cost	9.7	8.9	17.1	16.7
Deferred tax assets	1.6	5.5	2.8	10.3
Net non-current assets — discontinued operations	—	194.2	—	365.3

Total assets	$796.7	$913.5	A$1,406.9	A$1,717.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$65.0	$59.7	A$114.8	A$112.3
Short-term debt	7.7	4.9	13.6	9.2
Dividends payable	11.4	—	20.1	—
Accrued payroll and employee benefits	26.7	25.7	47.1	48.3
Accrued product warranties	9.2	8.7	16.2	16.4
Income taxes payable	10.5	18.2	18.5	34.2
Other liabilities	10.4	5.9	18.4	11.1

Total current liabilities	140.9	123.1	248.7	231.5
Long-term debt	165.0	325.0	291.4	611.3
Deferred tax liabilities	34.7	23.0	61.3	43.3
Liability to Medical Research and Compensation Foundation	53.5	50.2	94.5	94.4
Other liabilities	19.7	21.8	34.8	41.0

Total liabilities	413.8	543.1	A$730.7	A$1,021.5

Commitments and contingencies (Note 9)	—	—	—	—
Shareholders’ equity:
Common stock, 2.0 billion shares authorized; Euro dollar 0.64 par value, 457,445,962 shares issued and outstanding at 31 December 2002 and Euro dollar 0.50 par value, 455,438,519 shares issued and outstanding at 31 March 2002	269.6	205.4
Additional paid-in capital	173.6	326.1
Accumulated deficit	(13.1)	(94.8)
Employee loans	(4.5)	(4.8)
Accumulated other comprehensive loss	(42.7)	(61.5)

Total shareholders’ equity	382.9	370.4

Total liabilities and shareholders’ equity	$796.7	$913.5

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Millions of US Dollars, except per share data)
(Unaudited)

	Three Months		Nine Months
	Ended 31 December		Ended 31 December

	2002	2001	2002	2001

Net sales	$197.4	$144.8	$605.2	$448.9
Cost of goods sold	(122.9)	(95.6)	(383.2)	(298.1)

Gross profit	74.5	49.2	222.0	150.8
Selling, general and administrative expenses	(39.7)	(31.4)	(107.2)	(85.7)
Research and development expenses	(4.9)	(3.6)	(12.6)	(10.7)
Restructuring and other operating income (expenses)	1.0	(17.1)	1.0	(28.2)

Operating profit (loss)	30.9	(2.9)	103.2	26.2
Interest expense	(13.5)	(4.1)	(21.3)	(14.9)
Interest income	1.1	0.8	3.5	2.2
Other income (expense), net	—	—	0.1	(0.7)

Income (loss) from continuing operations before income taxes	18.5	(6.2)	85.5	12.8
Income tax benefit (expense)	(3.0)	5.8	(23.5)	0.9

Income (loss) from continuing operations	15.5	(0.4)	62.0	13.7

Discontinued operations:
Income (loss) from discontinued operations, net of income tax benefit (expense) of ($2.0) million and $1.2 million for the three and nine months ended 31 December 2001, respectively	—	2.9	—	(1.7)
Gain on disposal of discontinued operations, net of income tax benefit of $0.2 million and $1.3 million for the three months ended 31 December 2002 and 2001, respectively, and net of income tax benefit (expense) of ($27.8) million and $1.3 million for the nine months ended 31 December 2002 and 2001, respectively	—	2.1	54.0	2.1

Income from discontinued operations	—	5.0	54.0	0.4

Net income	$15.5	$4.6	$116.0	$14.1

Income per share — basic:
Income from continuing operations	$0.03	$—	$0.13	$0.03
Income from discontinued operations	—	0.01	0.12	—

Net income per share — basic	$0.03	$0.01	$0.25	$0.03

Income per share — diluted:
Income from continuing operations	$0.03	$—	$0.13	$0.03
Income from discontinued operations	—	0.01	0.12	—

Net income per share — diluted	$0.03	$0.01	$0.25	$0.03

Weighted average common shares outstanding (in millions):
Basic	456.9	450.9	456.4	434.1
Diluted	459.6	452.6	459.1	435.7

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Millions of Australian Dollars, except per share data)
(Unaudited)

	Three Months		Nine Months
	Ended 31 December		Ended 31 December

	2002	2001	2002	2001

Net sales	A$357.4	A$277.3	A$1,095.8	A$859.8
Cost of goods sold	(222.5)	(183.1)	(693.8)	(571.0)

Gross profit	134.9	94.2	402.0	288.8
Selling, general and administrative expenses	(71.9)	(60.1)	(194.1)	(164.1)
Research and development expenses	(8.9)	(6.9)	(22.8)	(20.5)
Restructuring and other operating income (expenses)	1.8	(32.8)	1.8	(54.0)

Operating profit (loss)	55.9	(5.6)	186.9	50.2
Interest expense	(24.4)	(7.9)	(38.6)	(28.5)
Interest income	2.0	1.5	6.3	4.2
Other income (expense), net	—	—	0.2	(1.3)

Income (loss) from continuing operations before income taxes	33.5	(12.0)	154.8	24.6
Income tax benefit (expense)	(5.4)	11.1	(42.5)	1.7

Income (loss) from continuing operations	28.1	(0.9)	112.3	26.3

Discontinued operations:
Income (loss) from discontinued operations, net of income tax benefit (expense) of (A$3.8) million and A$2.3 million for the three and nine months ended 31 December 2001, respectively	—	5.6	—	(3.2)
Gain on disposal of discontinued operations, net of income tax benefit of A$0.4 million and A$2.5 million for the three months ended 31 December 2002 and 2001, respectively, and net of income tax benefit (expense) of (A$50.3) million and A$2.5 million for the nine months ended 31 December 2002 and 2001, respectively	—	4.0	97.8	4.0

Income from discontinued operations	—	9.6	97.8	0.8

Net income	A$28.1	A$8.7	A$210.1	A$27.1

Income per share — basic:
Income from continuing operations	A$0.06	A$ —	A$0.25	A$0.06
Income from discontinued operations	—	0.02	0.21	—

Net income per share — basic	A$0.06	A$0.02	A$0.46	A$0.06

Income per share — diluted:
Income from continuing operations	A$0.06	A$ —	A$0.25	A$0.06
Income from discontinued operations	—	0.02	0.21	—

Net income per share — diluted	A$0.06	A$0.02	A$0.46	A$0.06

Weighted average common shares outstanding (in millions):
Basic	456.9	450.9	456.4	434.1
Diluted	459.6	452.6	459.1	435.7

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Millions of US Dollars)
(Unaudited)

	Nine Months
	Ended 31 December

	2002	2001

Cash flows from operating activities:
Net income	$116.0	$14.1
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on disposal of subsidiaries and businesses	(50.8)	(2.1)
Depreciation and amortisation	21.3	30.3
Deferred income taxes	(6.6)	2.8
Prepaid pension cost	(0.2)	0.6
Tax benefit from stock options exercised	1.2	—
Other	1.4	3.9
Changes in operating assets and liabilities:
Accounts receivable, prepaids and other current assets	2.4	(11.2)
Inventories	4.6	9.0
Accounts payable, accrued liabilities and other liabilities	(17.9)	1.4

Net cash provided by operating activities	71.4	48.8

Cash flows from investing activities:
Purchases of property, plant and equipment	(60.2)	(46.5)
Proceeds from sale of property, plant and equipment	0.1	0.2
Proceeds from disposal of subsidiaries and businesses, net	334.4	7.3
Proceeds from sale and maturity of investments	0.1	3.4
Payments for purchase of assets of a business	—	(39.6)
Loans repaid by other entities	0.3	3.7

Net cash provided by (used in) investing activities	274.7	(71.5)

Cash flows from financing activities:
Proceeds from borrowings	4.6	46.8
Repayments of borrowings	(160.0)	(123.2)
Proceeds from issuance of shares	4.0	103.3
Repayments of capital	(94.8)	(22.7)
Dividends paid	(22.8)	(20.6)

Net cash used in financing activities	(269.0)	(16.4)

Effects of exchange rate changes on cash	1.3	3.0

Net increase (decrease) in cash and cash equivalents	78.4	(36.1)
Cash and cash equivalents at beginning of period	31.1	75.1

Cash and cash equivalents at end of period	109.5	39.0

Components of cash and cash equivalents:
Cash at bank and on hand	19.6	5.7
Deposits	89.9	33.3

Cash and cash equivalents at end of period	$109.5	$39.0

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Millions of Australian Dollars)
(Unaudited)

	Nine Months
	Ended 31 December

	2002	2001

Cash flows from operating activities:
Net income	A$210.1	A$27.1
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on disposal of subsidiaries and businesses	(92.0)	(4.0)
Depreciation and amortisation	38.6	58.0
Deferred income taxes	(11.9)	5.4
Prepaid pension cost	(0.4)	1.1
Tax benefit from stock options exercised	2.2	—
Other	2.5	7.5
Changes in operating assets and liabilities:
Accounts receivable, prepaids and other current assets	4.3	(21.5)
Inventories	8.3	17.2
Accounts payable, accrued liabilities and other liabilities	(32.4)	2.7

Net cash provided by operating activities	129.3	93.5

Cash flows from investing activities:
Purchases of property, plant and equipment	(109.0)	(89.1)
Proceeds from sale of property, plant and equipment	0.2	0.4
Proceeds from disposal of subsidiaries and businesses, net	605.5	14.0
Proceeds from sale and maturity of investments	0.2	6.5
Payments for purchase of assets of a business	—	(75.8)
Loans repaid by other entities	0.5	7.1

Net cash provided by (used in) investing activities	497.4	(136.9)

Cash flows from financing activities:
Proceeds from borrowings	8.3	89.6
Repayments of borrowings	(289.7)	(236.0)
Proceeds from issuance of shares	7.2	197.9
Repayments of capital	(171.6)	(43.5)
Dividends paid	(41.3)	(39.5)

Net cash used in financing activities	(487.1)	(31.5)

Effects of exchange rate changes on cash	(4.7)	(2.1)

Net increase (decrease) in cash and cash equivalents	134.9	(77.0)
Cash and cash equivalents at beginning of period	58.5	153.3

Cash and cash equivalents at end of period	193.4	76.3

Components of cash and cash equivalents:
Cash at bank and on hand	34.6	11.1
Deposits	158.8	65.2

Cash and cash equivalents at end of period	A$193.4	A$76.3

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Millions of US Dollars)

					Accumulated
		Additional			Other
	Common	Paid-in	Accumulated	Employee	Comprehensive
	Stock	Capital	Deficit	Loans	Income (Loss)	Total

Balances as of 31 March 2002	$205.4	$326.1	$(94.8)	$(4.8)	$(61.5)	$370.4
Comprehensive income:
Net income	—	—	116.0	—	—	116.0
Other comprehensive income:
Amortisation of unrealised transition loss on derivative instruments	—	—	—	—	0.8	0.8
Foreign currency translation gain	—	—	—	—	17.9	17.9
Unrealised gain on available-for-sale securities	—	—	—	—	0.1	0.1

Other comprehensive income	—	—	—	—	18.8	18.8

Total comprehensive income						134.8
Dividends declared	—	—	(34.3)	—	—	(34.3)
Stock compensation	—	1.3	—	—	—	1.3
Tax benefit from stock options exercised	—	1.2	—	—	—	1.2
Employee loans repaid	—	—	—	0.3	—	0.3
Stock options exercised	1.1	2.9	—	—	—	4.0
Conversion of common stock from Euro dollar 0.50 par value to Euro dollar 0.85 par value	157.9	(157.9)	—	—	—	—
Conversion of common stock from Euro dollar 0.85 par value to Euro dollar 0.64 par value and subsequent return of capital	(94.8)	—	—	—	—	(94.8)

Balances as of 31 December 2002	$269.6	$173.6	$(13.1)	$(4.5)	$(42.7)	$382.9

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Background and Basis of Presentation

Background

On 2 July 1998, ABN 60 000 009 263 Pty Ltd, formerly James Hardie Industries Limited (“JHIL”), a public company organised under the laws of Australia and listed on the Australia Stock Exchange, announced a plan of reorganisation and capital restructuring (the “1998 Reorganisation”). James Hardie N.V. (“JHNV”) was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL’s shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the “Transferred Businesses”) to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.

On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the “2001 Reorganisation”). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. (“JHI NV”), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities (“CUFS”) on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.

Following the 2001 Reorganisation, JHI NV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.

Basis of Presentation

The consolidated financial statements represent the financial position and results of operations of JHI NV and its wholly owned subsidiaries, collectively referred to as either the “Company” or “James Hardie,” unless the context indicates otherwise. For the periods prior to 19 October 2001, the effective date of the 2001 Reorganisation, the consolidated financial statements represent the financial position and results of operations of JHIL and its wholly owned subsidiaries.

In accordance with accounting principles generally accepted in the United States of America, the transfers to JHI NV have been accounted for on a historical cost basis using the “as-if” pooling method on the basis that the transfers are between companies under common control.

The interim consolidated condensed financial statements and related notes are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the accompanying financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair statement of financial position as of 31 December and 31 March 2002 and the results of operations for the three and nine months ended 31 December 2002 and 2001, and cash flows for the nine months ended 31 December 2002 and 2001. These financial statements and notes are to be read in conjunction with the audited consolidated financial statements of James Hardie Industries N.V. and Subsidiaries for the three years ended 31 March 2002. The results of operations for the nine months ended 31 December 2002 are not necessarily indicative of the results to be expected for the full fiscal year ending 31 March 2003.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The assets, liabilities, income statement and cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations. These A$ convenience translations are not prepared in accordance with accounting principles generally accepted in the United States of America. The exchange rates used to calculate the convenience translations are as follows (US$1 = A$):

	31 December		31 March

	2002	2001	2002

Assets and liabilities	1.7658	n/a	1.8808
Income statement	1.8106	1.9154	n/a
Cash flows — beginning cash	1.8808	2.0408	n/a
Cash flows — ending cash	1.7658	1.9554	n/a
Cash flows — current period movements	1.8106	1.9154	n/a

2.     Summary of Significant Accounting Policies

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation.

Earnings per Share

The Company is required to disclose basic and diluted earnings per share (“EPS”). Basic EPS is calculated using income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows (in millions):

	Three Months		Nine Months
	Ended 31 December		Ended 31 December

	2002	2001	2002	2001

Basic common shares outstanding	456.9	450.9	456.4	434.1
Dilutive effect of stock options	2.7	1.7	2.7	1.6

Diluted common shares outstanding	459.6	452.6	459.1	435.7

Potential common shares of 4.0 million for the three and nine months ended 31 December 2002 have been excluded from the calculation of diluted shares outstanding because the effect of their inclusion would be antidilutive.

On August 1, 2001, the Company raised approximately A$197.0 million ($99.0 million) through the issuance of 35.0 million fully paid ordinary shares by means of an underwritten share placement. The Company used A$70.0 million of the proceeds to repay a term loan.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Recent Accounting Pronouncements

Goodwill

In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142, which changes the accounting for goodwill and indefinite-lived intangible assets from an amortisation method to an impairment-only approach, is effective for fiscal years beginning after 15 December 2001. The adoption of this standard had no material impact on the Company’s consolidated financial statements. The Company’s selling, general and administrative expenses were reduced by approximately $0.1 million for the nine months ended 31 December 2002 due to the discontinuance of goodwill amortisation as required by SFAS No. 142.

Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. The statement requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after 15 June 2002. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Based upon the framework established in SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” this statement establishes one accounting model for long-lived assets to be disposed of by sale and addresses significant SFAS No. 121 implementation issues. The accounting model defined in SFAS No. 144 applies to all long-lived assets to be disposed of whether reported in continuing operations or in discontinued operations and requires that those long-lived assets be measured at the lower of carrying amount or fair value less costs to sell. Consequently, discontinued operations will no longer be measured at net realisable value or include amounts for estimated future operating losses. This statement is effective for financial statements issued for fiscal years beginning after 15 December 2001 and interim periods within those fiscal years. The provisions of SFAS No. 144 generally are to be applied prospectively. The adoption of this standard had no material impact on the Company’s consolidated financial statements.

Extinguishments of Debt

In May 2002, the FASB issued SFAS No. 145, “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections.” Among other things, SFAS No. 145 rescinds various pronouncements regarding early extinguishment of debt and allows extraordinary accounting treatment for early extinguishment only when the provisions of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” are met. SFAS No. 145 provisions regarding early extinguishment of debt are generally effective for fiscal years beginning after 15 May 2002. As permitted under SFAS No. 145, the Company has early adopted the provisions of this standard. As a result of the early retirement of $60.0 million of the Company’s long-term debt, the Company incurred charges of $9.9 million related to a make-whole payment paid to the Noteholders on 23 December 2002. Accordingly, this amount has been included in interest expense in the current quarter.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Costs Associated with Exit or Disposal Activities

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” It requires companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after 31 December 2002. The Company does not expect that adoption of this standard will have a material effect on either the Company’s consolidated results of operations or financial position.

Accounting for Stock-Based Compensation — Transition and Disclosure

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment to SFAS No. 123,” to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 also amends certain disclosure requirements under Accounting Principle Board Opinion No. 25, “Accounting for Stock Issued to Employees.” The Company is currently in the process of assessing the potential impact of the adoption of this standard.

3.     Inventories

Inventories consist of the following components (in millions of US dollars):

	31 December	31 March
	2002	2002

Raw materials and supplies	$18.4	$22.1
Work-in-process	4.5	4.1
Finished goods	37.3	39.2
Contracts-in-progress less advance billings	—	—

Total inventories	$60.2	$65.4

Work-in-process includes amounts related to construction contracts. The net amount of contracts-in-progress less advance billings was determined after deducting payments and progress billings of $1.6 million and $2.9 million as of 31 December and 31 March 2002, respectively.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.     Restructuring and Other Operating Income (Expense) and Other Income (Expense), Net

Restructuring and other operating income (expenses) consist of the following amounts (in millions of US dollars):

	Three Months		Nine Months
	Ended 31 December		Ended 31 December

	2002	2001	2002	2001

Settlement of terminated derivative contract	$1.0	$—	$1.0	$—
Corporate reorganisation expenses	—	(2.8)	—	(7.5)
Decrease in fair value of derivative contract	—	(1.7)	—	(8.1)
Class action settlement and roofing warranties	—	(12.6)	—	(12.6)

	$1.0	$(17.1)	$1.0	$(28.2)

The following table displays the activity and balances of the restructuring accrual account, which is included in other liabilities, from 1 April 2002 to 31 December 2002 (in millions of US dollars):

				31 December
	1 April 2002			2002
Type of Cost	Balance	Additions	Deductions	Balance

Employee terminations	$0.9	$—	$(0.1)	$0.8
Surplus lease space	2.1	0.1	(0.6)	1.6

Total	$3.0	$0.1	$(0.7)	$2.4

Additions reflect foreign currency movements and deductions reflect cash payments.

Other income (expense), net consists of investment income (expense), net of $0.1 million and ($0.7) million for the nine months ended 31 December 2002 and 2001, respectively.

5.     Discontinued Operations

Gypsum

On 13 March 2002, the Company announced that it had signed an agreement to sell its US-based Gypsum operations to a third party. The transaction was completed on 25 April 2002. A pre-tax gain of $83.0 million represented the excess of net proceeds from the sale of $334.4 million over the net book value of assets sold of $253.0 million and income from operations from 1 April through 25 April 2002 of $1.6 million. The sale resulted in an income tax expense of $28.3 million. In the third quarter of fiscal year 2003, the second quarter estimated tax expense of $28.4 million was reduced by $0.1 million. The proceeds from the sale were comprised of cash of $345.0 million less selling costs of $10.6 million.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Windows

On 15 August 2000, the Company approved a plan to dispose of its Windows business. For the year ended 31 March 2001, the Company recorded a loss on disposal of $17.4 million, net of an income tax benefit of $0.6 million. This loss on disposal consisted of $17.2 million for a write down of assets to their expected net realisable value on disposal and transaction costs expected to be incurred on disposal. At 31 March 2001, operating losses from 15 August 2000 to the final disposal date were estimated at $0.8 million and were included in fiscal year 2001’s loss on disposal for the Windows segment.

On 30 November 2001, the Company sold its Windows business. The Company recorded a gain of $2.1 million representing the excess of cash proceeds of $7.8 million over the net book value of the assets sold of $5.7 million and a retirement plan settlement loss of $1.3 million. The sale resulted in an income tax benefit of $1.3 million. The cash proceeds were offset by cash divested of $0.5 million.

Building Services

In the second quarter of fiscal year 2003, the Company recorded a loss of $0.7 million, net of an income tax benefit of $0.5 million relating to its Building Services business which was disposed of in November 1996. The loss consisted of expenses of $0.7 million and a $0.5 million write down of an outstanding receivable that was retained as part of the sale. In the third quarter of fiscal year 2003, the second quarter loss was increased by $0.1 million. Expenses increased by $0.2 million and income tax benefit increased by $0.1 million.

The following are the results of operations of discontinued businesses (in millions of US dollars):

	Three Months		Nine Months
	Ended 31 December		Ended 31 December

	2002	2001	2002	2001

Gypsum
Net sales	$—	$63.1	$—	$181.7
Income (loss) before income taxes	—	5.0	—	(2.9)
Income tax benefit (expense)	—	(2.1)	—	1.2

Net income (loss)	—	2.9	—	(1.7)

Gain on disposal, net of income taxes	—	2.1	54.0	2.1

Income from discontinued operations	$—	$5.0	$54.0	$0.4

6.     Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Board of Directors. USA Fibre Cement manufactures and sells fibre cement flat sheet products in the United States. Asia Pacific Fibre Cement manufactures and sells fibre cement products in Australia, New Zealand and the Philippines. Research and Development is the Research and Development centre in Sydney, Australia. Other Fibre Cement includes the manufacture and sale of fibre cement products in Chile, the manufacture and sale of fibre reinforced cement pipes in the United States and fibre cement operations in Europe. The Company’s reportable operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Operating Segments

The following are the Company’s operating segments and geographical information (in millions of US dollars):

	Net Sales to Customers		Net Sales to Customers
	Three Months		Nine Months
	Ended 31 December		Ended 31 December

	2002	2001	2002	2001

USA Fibre Cement	$146.3	$102.2	$453.5	$327.5
Asia Pacific Fibre Cement	49.2	41.1	145.9	117.9
Other Fibre Cement	1.9	1.2	5.8	2.7

Segments total	197.4	144.5	605.2	448.1
General Corporate	—	0.3	—	0.8

Worldwide total from continuing operations	$197.4	$144.8	$605.2	$448.9

	Income (Loss) from		Income (Loss) from
	Continuing Operations		Continuing Operations
	Before Income Taxes		Before Income Taxes
	Three Months		Nine Months
	Ended 31 December		Ended 31 December

	2002	2001	2002	2001

USA Fibre Cement	$37.8	$9.2	$117.3	$61.6
Asia Pacific Fibre Cement	8.0	5.8	25.2	15.8
Research and Development	(3.5)	(2.7)	(8.9)	(7.3)
Other Fibre Cement	(3.1)	(1.6)	(8.2)	(6.5)

Segments total	39.2	10.7	125.4	63.6
General Corporate	(8.3)	(13.6)	(22.2)	(37.4)

Total operating profit (loss)	30.9	(2.9)	103.2	26.2
Net interest expense	(12.4)	(3.3)	(17.8)	(12.7)
Other income (expense), net	—	—	0.1	(0.7)

Worldwide total from continuing operations	$18.5	$(6.2)	$85.5	$12.8

	Total Identifiable Assets

	31 December	31 March
	2002	2002

USA Fibre Cement	$447.9	$420.3
Asia Pacific Fibre Cement	155.1	147.6
Other Fibre Cement	46.6	45.5

Segments total	649.6	613.4
General Corporate	147.1	84.3
Discontinued operations	—	215.8

Worldwide total	$796.7	$913.5

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Geographic Areas

	Net Sales to Customers		Net Sales to Customers
	Three Months		Nine Months
	Ended 31 December		Ended 31 December

	2002	2001	2002	2001

United States	$147.6	$102.9	$457.0	$329.2
Australia	31.8	27.2	93.3	76.0
New Zealand	13.1	10.1	39.4	28.8
Other Countries	4.9	4.3	15.5	14.1

Segments total	197.4	144.5	605.2	448.1
General Corporate	—	0.3	—	0.8

Worldwide total from continuing operations	$197.4	$144.8	$605.2	$448.9

	Total Identifiable Assets

	31 December	31 March
	2002	2002

United States	$483.7	$456.0
Australia	85.3	80.6
New Zealand	30.0	24.7
Other Countries	50.6	52.1

Segments total	649.6	613.4
General Corporate	147.1	84.3
Discontinued operations	—	215.8

Worldwide total	$796.7	$913.5

7.     Comprehensive Income (Loss)

The following are the components of total accumulated other comprehensive income (loss), net of related tax, which is displayed in the balance sheet (in millions of US dollars):

	31 December	31 March
	2002	2002

Net unrealised gain on available-for-sale securities	$0.2	$0.1
Unrealised transition loss on derivative instruments classified as cash flow hedges	(4.9)	(4.9)
Accumulated amortisation of unrealised transition loss on derivative instruments	1.9	1.1
Accumulated foreign currency losses on translation of foreign subsidiaries	(39.9)	(57.8)

Total accumulated other comprehensive loss	$(42.7)	$(61.5)

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.     Shareholders’ Equity

In the third quarter of fiscal year 2003, the Company converted its common stock par value from Euro dollar 0.50 to Euro dollar 0.85. This resulted in an increase in common stock and a decrease in additional paid-in capital of $157.9 million. Simultaneously, the Company returned capital to shareholders in the amount of $94.8 million. Effectively, the return of capital decreased the par value of common stock to Euro dollar 0.64.

9.     Commitments and Contingencies

On 28 June 2001, the Company entered into an agreement to sell its gypsum mine property in Las Vegas, Nevada to a developer for approximately $50.0 million. The carrying value of the mine at 31 December 2002 is $0.7 million. In September 2002, the Company agreed to consent to the developer’s assignment of its interest in the agreement to another third party developer. Concurrent with the transfer, the 28 June 2001 agreement was amended by all parties to, among other things, provide for liquidated damages in the amount of $7.5 million should the sale of the gypsum mine property not close on 14 March 2003. The liquidated damages consist of a non-refundable deposit in the amount of $4.5 million that was received by the Company on 2 October 2002 and $3.0 million that would be paid to the Company on 14 March 2003 should the sale not close.

As a result of the completion of the sale of its Gypsum business on 25 April 2002, the Company was technically not in compliance as of that date with certain pre-approval covenants of its US$ non-collateralised note agreements totalling $225.0 million. On 23 December 2002, the Company renegotiated these agreements and removed the technical non-compliance caused by the sale of its Gypsum operations. The renegotiation consisted of retirement of $60.0 million of long-term debt. The balance of long-term debt is now $165.0 million. As a result of the early retirement, the Company incurred a $9.9 million make-whole payment charge. The make whole payment has been charged to interest expense in the current quarter.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In this report, James Hardie Industries N.V. and its subsidiaries are collectively referred to as “we,” “us,” or “our,” the term, “A$” refers to Australian dollars, “NZ$” refers to New Zealand dollars and the term “PHP” refers to Philippine pesos.

This report contains forward-looking statements. Words such as “believe,’’ “anticipate,’’ “plan,’’ “expect,’’ “intend,’’ “target,’’ “estimate,’’ “project,” “predict,” “forecast,’’ “guideline,’’ “should,’’ “aim’’ and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Three Months Ended 31 December 2002 Compared to Three Months Ended 31 December 2001

Unless otherwise stated, results are for continuing operations only and comparisons are of the 3rd quarter of the current fiscal year versus the 3rd quarter of the prior fiscal year.

Total Net Sales

Total net sales increased 36% compared to the same quarter of the previous year, from $144.8 million to $197.4 million. Net sales from USA Fibre Cement increased 43% from $102.2 million to $146.3 million due to continued strong growth in sales volumes and higher selling prices. Net sales from Asia Pacific Fibre Cement increased 20% from $41.1 million to $49.2 million due mainly to higher sales volumes. Net sales from Other Fibre Cement increased 27% from $1.5 million to $1.9 million as the Chilean flat sheet business and the US-based FRC Pipes business continued to ramp up, following their start-up early in the 2001 calendar year.

USA Fibre Cement

Net sales revenue increased 43% from $102.2 million to $146.3 million. Sales volume increased 31% from 226.8 million square feet to 298.2 million square feet, due to strong growth in primary demand for fibre cement, increased housing construction activity and sales of product from the Cemplank operations acquired in December 2001. Despite weaker economic conditions, the residential construction market remained strong during the quarter due to low mortgage rates and strong house prices which continued to attract investor interest in the sector. Market share in both the southern and northern regions of the country increased during the quarter. In the northern region, we continued to take market share from the dominant siding material, vinyl. Market penetration strategies designed to build awareness of our products’ attributes among the region’s builders, distributors and homeowners helped to generate increased demand in the region. In the southern region, we gained market share from other materials, particularly engineered wood siding, due to an increased focus on the repair and remodel segment and increased selling activity in rural areas. In the exterior products market, there was strong sales growth in higher-

priced, differentiated products such as trim, vented soffits and Heritage® panels, all of which grew by more than 50%. Sales of the ColorPlus™ Collection of pre-finished siding more than trebled compared to the same quarter of the previous year. In the interior cement board market, sales of Hardibacker 500™, our 1/2 inch backerboard manufactured using proprietary G2 technology, continued to grow strongly, increasing by more than 50% compared to the same quarter of the previous year. The average selling price increased 9% compared to the same quarter of the previous year from $451 per thousand square feet to $491 per thousand square feet. The improvement was due to an increased proportion of sales of higher-priced, differentiated products, a price increase implemented in the first quarter of this fiscal year and an increase in sales of primed exterior products in the southern markets. Additionally, in the current period, a gain of $3.8 million related to a company rebate program was realised due to rebate charge estimates exceeding actual rebate charges incurred. Excluding this gain, average selling price increased by 6% to $478 per thousand square feet. During the quarter, we increased our product range with the launch of Hardibacker® EziGrid™, a new internal lining product that makes lining wet areas for tiling easier. The new differentiated product is expected to generate increased sales growth in the 1/4 inch backer board segment.

Asia Pacific Fibre Cement

Net sales revenue for this segment increased 20% from $41.1 million to $49.2 million. Sales volume increased 17% from 80.2 million square feet to 93.4 million square feet.

Australia Fibre Cement

Net sales revenue increased 17% from $27.2 million to $31.7 million. In local currency, the increase was 13%. The growth in net sales was due to a 13% increase in sales volume, from 57.7 million square feet to 65.1 million square feet and a flat average selling price. Despite further signs of new housing approvals slowing, low interest rates continued to support strong residential building activity during the quarter. Robust residential renovation activity and the 3-6 month lag between the start of house construction and the sale of our products helped to maintain strong demand. During the quarter we launched two new internal lining products. HardiRock™ is a fibre cement wet area lining board that is more flexible, and is easy to cut and nail. EziGrid™ Tilebacker is another wet area lining sheet designed to make tile installation easier. Both products are expected to strengthen our share of the internal lining segment. The business secured a number of new customers during the quarter, due in part, to its ability to offer a wider range of fibre cement products than competitors. A weighted average price increase of 2% was announced to customers during the quarter and became effective on 1 January 2003.

New Zealand Fibre Cement

Net sales increased 30% from $10.1 million to $13.1 million due to an increase in sales volume, partly offset by a decrease in the average selling price. In local currency, net sales increased 9%. Sales volume increased 17% from 9.7 million square feet to 11.3 million square feet due to stronger demand arising from increased residential building activity and improved penetration in key residential markets. Net migration inflow and house price appreciation continued to support increased residential building activity, which was 34% higher than the same period last year. Sales of the new Linea® weatherboard cladding and trim product range continued to grow strongly. Linea® sales were 65% higher compared to the previous quarter of this fiscal year. Non-residential building activity during the quarter was 3% lower compared to the same period last year. Continued growth in sales of Hardipanel™ Titan and Hardipanel™ Compressed sheet helped to partially offset the impact of this decline. The average selling price decreased 4% due to lower priced export sales and a decrease in sales volumes of higher-priced, differentiated products. The business gained several key customers during the quarter and increased its share of total fibre cement sales in the country.

Philippines Fibre Cement

Net sales increased 13% from $3.8 million to $4.3 million. In local currency, net sales increased 17%. This was due primarily to a 31% increase in sales volume compared to the same quarter of the previous year, from 12.8 million square feet to 16.8 million square feet, partly offset by a lower average selling price due to weaker export sales. Domestic demand strengthened compared to the previous quarter of this fiscal year following the ending of the typhoon season early in the quarter. Domestic sales volumes were 13% higher than the second quarter of this fiscal year and 60% higher compared to the same quarter last year. The business continued to penetrate the building boards market taking further market share from the main competing material, plywood. HardiFlex® lite, a thinner, lighter sheet designed for ceiling applications, continued to generate strong sales, as did Hardiflex® 4.5mm, used in external ceiling and internal wall applications. The growth in sales of these products has helped lift our share of total building board sales to an estimated 26%. Export sales were weaker compared to both the previous quarter of this fiscal year and the same quarter last year due primarily to supply issues in the first half of this quarter and lower export demand. The average selling price decreased 11% compared to the same quarter of the previous year due to a decrease in sales of higher-priced exports.

Other Fibre Cement

Chile Fibre Cement

Our Chilean operation, which began commercial production in March 2001, continued to increase its penetration of the local market. Net sales increased 40% compared to the same quarter last year due to a 29% increase in sales volume and a 5% increase in the average selling price. Economic conditions in Chile continued to be negatively affected by economic instability in the neighbouring countries of Argentina and Brazil. Despite this, there was further growth during the quarter in sales of EconoBoardTM, which is targeted to builders of small-scale homes and additions and the “Do-It-Yourself” market, and DuraboardTM, which is targeted at the social housing segment. Selling prices were negatively affected by aggressive pricing by competitors as they continued to try to maintain their market positions. The intensity of competition resulted in the exit of a competitor in the Chilean market during the quarter. The higher average selling price compared to the same period last year was due to the inclusion of higher-priced, differentiated products.

USA FRC Pipes

Our FRC Pipes business continued to penetrate the south-east market of the United States. Net sales revenue increased by 90% and volume was 163% higher compared to the same quarter last year. Sales of our larger diameter pipes (30” to 36”) were particularly strong during the quarter and now account for approximately 50% of sales volume. We are continuing to lower costs and improve the manufacturing performance of the plant resulting in increased output, particularly of the larger diameter pipes. Competitors have continued to use aggressive pricing tactics in response to our market entry. As a result, the average selling price decreased 28% compared to the same quarter of the previous year. The Florida civil construction market remains buoyant. Activity is increasing due to the start of projects funded by TEA-21 and the Florida State Mobility Act, both of which involve significant increases in government spending on highway construction.

Gross Profit

Gross profit increased 51% from $49.2 million to $74.5 million due to strong improvements in USA Fibre Cement and Asia Pacific Fibre Cement. The gross profit margin increased 3.7 percentage points to 37.7%. USA Fibre Cement gross profit increased 60% due to higher sales volumes, a higher average selling price and lower unit cost of sales. Unit cost of sales decreased as a result of manufacturing efficiencies and favourable raw material prices. The gross profit margin increased 4.1 percentage points. Asia Pacific Fibre Cement gross profit increased 32% following strong improvements from Australia Fibre Cement and New Zealand Fibre Cement, which increased 30% and 44% respectively. Increased volumes, lower raw material costs and improved manufacturing efficiencies were major factors in the improved results. The gross profit margin increased 3.5 percentage points.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 27% compared to the same quarter last year, from $35.0 million to $44.6 million. This increase was due mainly to the funding of growth initiatives in the USA and increased bonus accruals in line with the significant improvement in operating profit. SG&A expenses were 1.6 percentage points lower as a percentage of sales, at 22.6%.

Research and Development (R&D) Expenses

Research and development includes costs associated with “core” research projects that are aimed at benefiting all fibre cement business units. These costs are recorded as “corporate costs” in the Research and Development segment rather than being attributed to individual business units. These costs increased 35% to $2.7 million. Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs increased 38% to $2.2 million, reflecting a greater number of projects in the development and commercialisation phase.

Restructuring and Other Operating Income (Expenses)

During the quarter, we realised a $1.0 million gain from the settlement of our pulp hedge contract. In the same period of the previous year, there was a charge of $17.1 million related to a number of costs that did not recur in the current quarter.

EBIT (Operating Profit/(loss))

EBIT before restructuring and other operating expenses increased 111%, from $14.2 million to $29.9 million. The EBIT margin before restructuring and other operating expenses increased 5.3 percentage points compared to the same period last year to 15.1%. EBIT after restructuring and other operating expenses increased from a loss of $2.9 million to a profit of $30.9 million. The EBIT margin increased 17.7 percentage points to 15.7%. USA Fibre Cement EBIT increased 311% from $9.2 million to $37.8 million due to strong sales volume growth driven by increased primary demand for fibre cement, higher average selling prices, lower unit cost of sales resulting from improved manufacturing efficiencies and lower raw material prices, partly offset by higher SG&A costs. The EBIT margin increased 16.8 percentage points to 25.8%. In the same quarter last year, we recorded a $12.6 million one-time charge to settle litigation involving certain roofing products. Excluding this charge, EBIT increased 73% and the EBIT margin increased 4.5 percentage points. Australia Fibre Cement EBIT increased 39% from $4.4 million to $6.1 million. In local currency, the increase was 34%. The stronger EBIT performance was due to higher sales volumes and lower unit cost of sales. The EBIT margin increased 3.0 percentage points to 19.2%. New Zealand Fibre Cement EBIT increased 43% from $1.4 million to $2.0 million. In local currency, the increase was 21%. The increase was primarily due to higher net sales and lower unit cost of sales. The EBIT margin increased 1.4 percentage points to 15.3%. Our Philippines business recorded a small operating loss for the quarter due to a temporary decrease in manufacturing performance at the Philippines plant. Both USA FRC Pipes and Chile Fibre Cement incurred operating losses during the quarter as these businesses continued to ramp up. General corporate costs decreased by $5.3 million from $13.6 million to $8.3 million. This decrease was primarily due to a $2.8 million charge related to our corporate restructuring that was incurred in the same quarter last year with no comparable costs in the current period, and a $1.0 million gain from the settlement of our pulp hedge contract in the current period compared to a $1.7 million charge for the decrease in the fair value of the pulp hedge contract incurred in the same quarter of the previous year. Standard corporate costs increased primarily due to an increase in bonus accruals in line with the significant improvement in operating profit.

Net Interest Expense

Net interest expense increased by $9.1 million from $3.3 million to $12.4 million. This increase was primarily due to a $9.9 million make-whole payment that was announced by the company on 23 December 2002. The payment resulted from the early retirement of $60 million of long-term debt. The after-tax cost of the make-whole payment is approximately $6.5 million. The retirement of the debt will result in a saving of approximately $1.1 million in interest costs for the balance of the current fiscal year and annual savings of approximately $4.3 million in interest costs for the remaining term of the debt. Excluding the make-whole payment, net interest expense decreased $0.8 million to $2.5 million due to a reduction in borrowings.

Income Tax (Expense)/Benefit

Income tax expense increased by $8.8 million from an income tax benefit of $5.8 million to an expense of $3.0 million, in line with the increase in profits.

Operating Profit (Income/(loss)) from Continuing Operations

Income from continuing operations increased by $15.9 million, from a loss of $0.4 million in the third quarter of the previous year to $15.5 million in this quarter.

Nine Months Ended 31 December 2002 Compared to Nine Months Ended 31 December 2001

Unless otherwise stated, results are for continuing operations only and comparisons are of the first nine months of the current fiscal year versus the first nine months of the prior fiscal year.

Total Net Sales

Total net sales increased 35% compared to the same period of the previous year, from $448.9 million to $605.2 million. Net sales from USA Fibre Cement increased 38% from $327.5 million to $453.5 million due to continued growth in sales volumes and higher selling prices. Net sales from Asia Pacific Fibre Cement increased 24% from $117.9 million to $145.9 million due mainly to higher sales volumes. Net sales from Other Fibre Cement increased 66% from $3.5 million to $5.8 million as the Chilean flat sheet business and the US-based FRC Pipes business continued to ramp up, following their start-up early in the 2001 calendar year.

USA Fibre Cement

Net sales increased 38% from $327.5 million to $453.5 million. Sales volume increased 35% from 723.3 million square feet to 975.7 million square feet, due to strong growth in primary demand for fibre cement, increased housing construction activity and sales of product from the Cemplank operations acquired in December 2001. Buoyed by low mortgage rates, housing market activity remained healthy during the period despite a softening in consumer confidence. There was strong volume growth across all major markets. Market share increased in the siding, backer and trim segments and in both the southern and northern regions of the country. In the northern region, we continued to take market share from the dominant siding material, vinyl. Market penetration strategies designed to build awareness of our products’ attributes among the region’s builders, distributors and homeowners helped to generate increased demand in the region. In the southern region, growth strategies, including an increased focus on the repair and remodel segment and increased selling activity in rural areas, helped the business take additional market share from other siding materials in the region, particularly engineered wood siding. In the exterior products market, there was strong sales growth in higher-priced, differentiated products such as trim, vented soffits, Heritage® panels and the ColorPlus™ Collection of pre-finished siding. In the interior cement board market, sales of Hardibacker 500™, our 1/2 inch backerboard that is manufactured using proprietary G2 technology, continued to grow strongly compared to the same period of the previous year. The average selling price increased 3% compared to the same period of the previous year from $453 per thousand square feet to $465 per thousand square feet due to an increased proportion of sales of higher-priced, differentiated products and an increase in sales of primed exterior products in the southern markets. During the period, we commenced construction of the 160 million square feet panel line at Waxahachie, Texas, and the pilot roofing products plant at Fontana, California. At the Peru plant in Illinois, we began to manufacture products on a newly commissioned second production line in September. On 22 October 2002, we announced that our Blandon, Pennsylvania plant will undergo a $15.3 million upgrade that will increase annual production capacity from 120 million square feet to 200 million square feet to meet rapidly growing demand in the north-east region.

Asia Pacific Fibre Cement

Net sales increased 24% from $117.9 million to $145.9 million. Sales volume increased 16% from 238.4 million square feet to 276.3 million square feet.

Australia Fibre Cement

Net sales increased 23% from $76.0 million to $93.2 million. In local currency, the increase was 16%. The growth in net sales was due to a 17% increase in sales volume, from 164.8 million square feet to 192.7 million square feet, partly offset by a 1% decrease in the average selling due to pricing pressure from competitors. Demand for new residential housing remained at high levels during the period buoyed by a relatively strong economy, low interest rates and the continuation of the Government’s First Home Buyer’s Scheme. Despite signs of new housing approvals slowing, robust residential renovation activity and the 3-6 month lag between the start of house construction and the sale of our products helped to maintain strong demand. During the period, we relocated our corrugate production line, which manufactures HardiFence™, from Perth to Brisbane. During the period, we launched two new internal lining products. HardiRock™ is a fibre cement wet area lining board that is more flexible, and is easy to cut and nail. EziGrid™ Tilebacker is another wet area lining sheet designed to make tile installation easier for internal lining. Both products are expected to strengthen our share of the internal lining segment.

New Zealand Fibre Cement

Net sales increased 37% from $28.8 million to $39.4 million due to an increase in sales volume, partly offset by a small decrease in the average selling price. In local currency, net sales increased 20%. Sales volume increased 20% from 27.8 million square feet to 33.4 million square feet due to stronger demand arising from increased residential building activity, which is being fuelled by low and stable interest rates, appreciation in house selling prices and a stronger economy. The lower average selling price resulted from a small decline in sales of some higher priced, differentiated products. The new Linea® weatherboard cladding range of products launched in March 2002 continued to penetrate its targeted markets, taking market share from alternative products such as brick. Linea® is a thicker, lightweight weatherboard that uses our proprietary low-density technology and offers a number of performance advantages over timber weatherboards, notably superior durability. Despite the non-residential building market being weaker this period compared to the same period last year, sales of panel products such as Hardipanel™ Titan and Hardipanel™ Compressed sheet were up strongly during the period compared to the same period last year. The business gained several key customers during the period and increased its share of fibre cement sales.

Philippines Fibre Cement

Net sales increased by 1% from $13.1 million to $13.2 million. In local currency, sales revenue increased by 1%. This was due to an increase in sales volume, mostly offset by a lower average selling price. Sales volume increased 10% compared to the same period of the previous year, from 45.8 million square feet to 50.2 million square feet due to increased demand in the domestic building board market. We continued to penetrate the domestic building boards market during the period, taking further share from the main competing material, plywood. Strong demand for HardiFlex® lite, a thinner, lighter sheet designed for ceiling applications, and Hardiflex® 4.5mm, used in ceiling and internal wall applications, continued during the period. During the period we launched our first plank product, Hardiplank™ Select Cedarmill, which is being marketed to architects and developers. The launch of plank is expected to increase sales to large residential projects. Export sales were weaker compared to the same period last year due primarily to supply issues and lower export demand. The average selling price decreased 8% compared to the same period of the previous year due to a decrease in sales of higher-priced exports.

Other Fibre Cement

Chile Fibre Cement

Our Chilean operation, which began commercial production in March 2001, is penetrating the market at its targeted rate. Economic instability in the neighbouring countries of Argentina and Brazil continued to have a negative effect on the Chilean economy. Despite weak market conditions during the period, net sales and volumes were significantly better than the same period of last year. The business moved to the next stage of its market penetration strategy with the launch of new interior and exterior products. These include Hardibacker, for interior applications, and textured panels and planks, for exterior cladding, both of which are targeted at larger scale builders working mainly in the social housing segment. Strong sales growth continued for EconoBoardTM, which is targeted to builders of small-scale homes and additions and the “Do-It-Yourself” market, and DuraboardTM, also targeted to the social housing segment. Selling prices were negatively affected by aggressive pricing by competitors as they continued to try to maintain market positions. The intense level of competition resulted in the exit of a further competitor in the Chilean market during the period. The average selling price was 17% higher compared to the same period last year due to the inclusion of sales of higher-priced, differentiated products.

USA FRC Pipes

Our FRC Pipes business continued to penetrate the south-east market of the United States and improve its operational efficiencies. Net sales more than doubled and volumes almost trebled compared to the same period last year. Sales volumes have continued to grow since the business began operating early in calendar year 2001, as awareness among construction contractors has increased and as the product range has been progressively expanded. The current product range of 12” to 36” diameter drainage pipes allows us to compete for an increased number of construction projects in the south-east market. Sales of our larger diameter pipes (30” to 36”) continued to grow strongly and now account for approximately 50% of sales volume. We estimate that our share of the large diameter drainage pipes in Florida has lifted to over 10%. Competition has reacted to our market entry with aggressive pricing. As a result, our average net selling price decreased 23% compared to the same period of the previous year. This is being offset by unit production costs which have started to decline as significant improvements in manufacturing efficiencies are being achieved. The Florida civil construction market remains buoyant. Activity is increasing due to the start of projects funded by TEA-21 and the Florida State Mobility Act, both of which involve significant increases in government spending on highway construction.

Gross Profit

Gross profit increased 47% from $150.8 million to $222.0 million due to strong improvements in USA Fibre Cement and Asia Pacific Fibre Cement. The gross profit margin increased 3.1 percentage points to 36.7%. USA Fibre Cement gross profit increased 49% due to higher sales volumes, higher average selling prices and lower unit cost of sales. The gross profit margin increased 2.7 percentage points. Asia Pacific Fibre Cement gross profit increased 39% following strong improvements from all businesses. Increased volumes, lower raw material costs and improved manufacturing efficiencies were major factors in the improved results. The gross profit margin increased 4.1 percentage points.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 24% compared to the same period last year from $96.4 million to $119.8 million. This increase was mainly due to the funding of growth initiatives in the USA and an increase in bonus accruals in line with the significant improvement in operating profit. However, SG&A expenses were 1.7 percentage points lower as a percentage of sales at 19.8%.

Research and Development (R&D) Expenses

Research and development includes costs associated with ‘core’ research projects that are aimed at benefiting all fibre cement business units. These costs are recorded as ‘corporate costs’ in the Research and Development segment rather than being attributed to individual business units. These costs increased 12% to $6.8 million due to increased project costs and intellectual property costs. Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs increased 26% to $5.8 million, reflecting a greater number of projects in the development and commercialisation phase.

Restructuring and Other Operating Income (Expenses)

During the current period, we realised a $1.0 million gain from the settlement of our pulp hedge contract. In the same period of the previous year, there was a charge of $28.2 million related to a number of costs that did not recur in the current period.

EBIT (Operating Profit)

EBIT before restructuring and other operating expenses increased 88% from $54.4 million to $102.2 million. The EBIT margin before restructuring and other operating expenses increased 4.8 percentage points compared to the same period last year, to 16.9%. EBIT after restructuring and other operating expenses increased 294% from $26.2 million to $103.2 million. The EBIT margin increased 11.3 percentage points to 17.1%. USA Fibre Cement EBIT increased 90% from $61.6 million to $117.3 million due to strong sales volume growth driven by increased primary demand for fibre cement, lower unit cost of sales from improved manufacturing efficiencies and lower raw material prices, partly offset by higher SG&A costs. In addition, a $12.6 million one-time charge was recorded in the same period last year to settle litigation involving certain roofing products. Excluding this charge, EBIT increased 58% and the EBIT margin increased 3.2 percentage points to 25.9%. Australia Fibre Cement EBIT increased 51% from $13.2 million to $19.9 million. In local currency, the increase was 43%. The stronger EBIT performance was due to higher sales volume and lower unit cost of sales, partly offset by higher SG&A costs. The EBIT margin increased 4.0 percentage points to 21.4%. New Zealand Fibre Cement EBIT increased 44% from $3.9 million to $5.6 million. In local currency, the increase was 27%. The increase was primarily due to higher net sales and lower raw material prices, partly offset by higher SG&A costs. The EBIT margin increased 0.7 of a percentage point to 14.2%. Our Philippines business recorded a small operating loss for the nine-month period. The loss was primarily due to a temporary decrease in manufacturing performance at the Philippines plant. Both USA FRC Pipes and Chile Fibre Cement incurred operating losses during the period as these businesses continued to ramp up. General corporate costs decreased by $15.2 million from $37.4 million to $22.2 million. This decrease was primarily due to a $8.1 million charge for a decrease in the fair value of the pulp hedge contract and a $7.5 million charge related to our corporate restructuring being incurred in the nine months ended 31 December 2001, which were not repeated in the current period. Standard corporate costs increased primarily due to an increase in bonus accruals, in line with the significant improvement in operating profit.

Net Interest Expense

Net interest expense increased 40% from $12.7 million to $17.8 million. This increase was primarily due to a $9.9 million make-whole payment, which was partially offset by a decrease in net borrowings following the receipt of proceeds from the sale of our Gypsum business in April 2002. The make-whole payment in the current period resulted from the early retirement of $60 million of long-term debt in December 2002. The retirement of the debt will result in a saving of approximately $1.1 million in interest costs for the balance of the current fiscal year and annual savings of approximately $4.3 million in interest costs for the remaining term of the debt. Excluding the make-whole payment net interest expense decreased $4.8 million to $7.9 million due to lower borrowings.

Income Tax (Expense)/Benefit

Income tax expense increased by $24.4 million from an income tax benefit of $0.9 million to an expense of $23.5 million, in line with the increase in profits.

Operating Profit (Income) from Continuing Operations

Income from continuing operations increased by $48.3 million from $13.7 million in the nine months ended 31 December 2002 to $62.0 million in the current period.

Liquidity and Capital Resources

We have historically met our working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on our short-term or long-term liquidity. We believe that we can meet our present working capital requirements for at least the next 12 months based on our current capital resources.

We had cash and cash equivalents of $109.5 million as of 31 December 2002. This amount decreased, compared to the cash and cash equivalents as of 30 September 2002, after the following were paid: the shareholder approved capital return of the Euro equivalent of 20 cents per share, rounded upwards to the nearest whole Euro cent; the dividend declared of US 5.0 cents per share; tax payment instalments on the gain on sale of our Gypsum operations, which is being paid over four instalments; and a prepayment of $60.0 million of notes and a make-whole payment of $9.9 million. At 31 December 2002, we also had credit facilities totalling $405.3 million of which $172.7 million was outstanding.

	Effective Interest Rate at	Total Facility at 31	Principal Outstanding at
Description	31 December 2002	December 2002	31 December 2002

		(In millions of US$)
US$ notes, fixed interest, repayable annually in varying tranches from 2004 through 2013	7.09%	$165.0	$165.0
A$ revolving loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin, can be repaid and redrawn until maturity, in November 2005	N/A	113.3	—
US$ stand-by loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin, until maturity, in October 2003	N/A	117.5	—
US$ line of credit, can be drawn down in Chilean Pesos, variable interest based on Chilean Tasa Activa Bancaria rate plus margin, maturity December 2003	5.52%	9.5	7.7

Total		$405.3	$172.7

Cash Flow

Net operating cash inflows increased by $22.6 million to $71.4 million for the nine months ended 31 December 2002 compared to the same period in the prior year. The increase in cash flow was primarily due to the increase in operating profit in this period, excluding the gain on disposal of our Gypsum business.

Net investing activity cash flows produced a cash inflow of $274.7 million for the nine months ended 31 December 2002 compared to a cash outflow of $71.5 million for the same period in the prior year. The nine-month period ended 31 December 2002 reflects proceeds received from the sale of our Gypsum business and lower capital expenditures compared to the same period in the prior year. Payments made in the prior period for the acquisition of a business did not recur in the current period.

Net financing activity cash outflows were $269.0 million for the nine months ended 31 December 2002 compared to $16.4 million for the same period in the prior year. The net cash outflow in the current period was mainly due to repayment of borrowings from proceeds received from the sale of our Gypsum business in April 2002, repayment of capital to shareholders, and dividends paid. In the same period in the prior year, the net cash outflow was mainly due to net repayment of borrowings, repayment of capital to shareholders, and dividends paid, partially offset by proceeds of $103.3 million from the issuance of shares.

Discontinued Operations

In fiscal year 2002, we successfully completed the transformation of our company into a purely fibre cement business when we sold our Windows business and signed a definitive agreement to sell our USA-based Gypsum operations. We completed the sale of our Gypsum operations on 25 April 2002. We recorded a net profit from discontinued operations of $54.0 million in the current period and $0.4 million in the same period of the prior year.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

We have operations in foreign countries and, as a result, are exposed to foreign currency exchange rate risk inherent in purchases, sales, assets and liabilities denominated in currencies other than the U.S. dollar. We also are exposed to interest rate risk associated with our long-term debt and to changes in prices of commodities we use in production.

Our policy is to enter into derivative instruments solely to mitigate risks in our business and not for trading or speculative purposes.

Foreign Currency Exchange Rate Risk

We have significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect our financial position, results of operations and cash flows. For our nine months ended 31 December 2002, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other (1)

Net sales	75.5%	15.4%	6.5%	2.6%
Cost of goods sold	78.3%	12.8%	6.0%	2.9%
Expenses	65.6%	25.0%	6.5%	2.9%
Liabilities (excluding borrowings)	53.3%	40.9%	3.8%	2.0%

(1)	Comprised primarily of Philippine Pesos and Chilean Pesos.

We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 31 December 2002, there were no material contracts outstanding.

Interest Rate Risk

We have market risk from changes in interest rates, primarily related to our borrowings. At 31 December 2002, 96% of our borrowings were fixed-rate and 4% variable-rate, as compared to 97% of our borrowings at a fixed rate and 3% at a variable rate at 30 September 2002. The large percentage of fixed-rate debt reduces the earnings volatility that would result from changes in interest rates. From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. During the nine months ended 31 December 2002, no interest rate swap contracts were entered into and no contracts were outstanding.

The following table presents our long-term borrowings at 31 December 2002, the expected maturity date of future principal repayments and related weighted average interest rates. For obligations with variable interest rates, we have used current interest rates and have not attempted to project future interest rates. The fair value of our outstanding debt is what we likely would have to pay over the term of the loan if we were to enter into debt on substantially the same terms today. At 31 December 2002, all of our fixed-rate borrowings were denominated in U.S. dollars.

Future Principal Repayments by Expected Maturity Date
(in millions of US dollars, except percentages)

	For the Years Ended 31 March

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

Fixed rate debt	—	—	$17.6	$25.7	$27.1	$94.6	$165.0	$164.0
Weighted-average interest rate	—	—	6.86%	6.92%	6.99%	7.21%	7.09%	—
Variable rate debt	—	—	—	—	—	—	—	—
Weighted-average interest rate	—	—	—	—	—	—	—	—

Commodity Price Risk

Pulp is a raw material we use to produce fibre cement, and it has historically demonstrated more price sensitivity than other raw materials we use in our manufacturing process. Although we have entered into contracts to hedge pulp prices in the past, we do not anticipate entering in such transactions in the near future.